SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
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                                SCHEDULE TO
                                (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                -------------------------------------------

                                ALDILA, INC.
      (Name of Subject Company (Issuer) and Filing Person (Offeror))


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        Options to Purchase Common Stock, Par Value $0.01 Per Share,
            Having an Adjusted Exercise Price of $13.32 or More
                       (Title of Class of Securities)

                -------------------------------------------

                                 014384101
                   (CUSIP Number of Class of Securities)

                -------------------------------------------


                             Robert J. Cierzan
                            12140 Community Road
                          Poway, California 92064
                               (858) 513-1801

                  (Name, address, and telephone number of
          person authorized to receive notices and communications
                        on behalf of filing persons)
                              with a copy to:
                            Edward S. Rosenthal
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000


                         CALCULATION OF FILING FEE

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  Transaction Valuation* $66,217.59             Amount Of Filing Fee $13.24
------------------------------------- -----------------------------------------

  * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 935,000 shares of common stock of Aldila, Inc. having an aggregate value of $66,217.59 as of May 30, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 |_| Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable
     Form or Registration No.:  Not applicable
     Filing Party:              Not applicable
     Date Filed:                Not applicable

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

   |_|   third-party tender offer subject to Rule 14d-1.
   |X|   issuer tender offer subject to Rule 13e-4.
   |_|   going-private transaction subject to Rule 13e-3.
   |_|   amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Item 1.  Summary Term  Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 30, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is Aldila, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 12140 Community Road, Poway, California 92064, and the telephone number of the Company's principal executive offices is (858) 513-1801. The information set forth in the Offer to Exchange under Section 9
("Information Concerning Aldila, Inc.") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), granted under the option plans set forth below for new options (the "New Options") to purchase shares of the Common Stock to be granted under such option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the "Letter of Transmittal") and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The options subject to this Offer include (i) all options to purchase shares of Common Stock granted to persons who are current employees of the Company or one of its subsidiaries, other than any person serving solely as a non-employee member of the Company's Board of Directors, having an exercise price per share of $13.32 or more, as adjusted by the 1-for-3 reverse stock split of the Company's outstanding common stock that the Company expects to become effective on June 3, 2002 and (ii) to the extent that an option holder tenders for exchange one or more eligible options described in clause (i) above, all outstanding options to purchase shares of the Common Stock that were granted to such holder during the six-month period immediately preceding the expiration of the offer regardless of whether the applicable exercise price per share is more or less than $13.32 (collectively, the "Options"), as adjusted by the 1-for-3 reverse stock split of the Company's outstanding common stock that the Company expects to become effective on June 3, 2002. The stock option plan under which the New Options will be granted is the Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated (the "Option Plan").

     The number of shares of Common Stock subject to the New Options will be equal to 25% of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. Any fractional shares will be rounded upward to the nearest whole share. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) Not applicable.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 10 ("Financial Information") and Section 17 ("Additional Information"), and on pages 25 through 42 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)  (1) Offer to Exchange, dated May 30, 2002.

     (2) Form of Letter of Transmittal.

     (3) Letter to Offerees, dated May 30, 2002.

     (4) Form of Notice of Change in Election From Accept to Reject.

     (5) Form of Notice of Change in Election From Reject to Accept.

     (6) Form of Checklist From Aldila's Human Resources Department for
         Employees.

     (7) Aldila, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (Filed with the Securities and Exchange Commission on April 9, 2002 and incorporated herein by reference).

     (8) Aldila, Inc. Definitive Proxy Statement on Schedule 14A (Filed with the Securities and Exchange Commission on April 10, 2002 and incorporated herein by reference).

     (9) Aldila, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 (Filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference).

(b) Not applicable.

(d) (1) Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated (Filed as attachment A-1 in the Company's 2000 Proxy Statement and registered on the Company's Form S-8 (Registration No. 333-57754) and incorporated herein by reference).

     (2) Form of Incentive Stock Option Agreement pursuant to the Option
         Plan.

     (3) Form of Non-Qualified Stock Option Agreement pursuant to the
         Option Plan.

(g) Not applicable.

(h) Not applicable.



Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.


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


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                ALDILA, INC.



                                                /s/ Robert J. Cierzan
                                                ---------------------------
                                                Robert J. Cierzan
                                                Vice President, Finance,
                                                Secretary and Treasurer
                                                May 30, 2002

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                             INDEX TO EXHIBITS
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Exhibit         Description
Number
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(a)(1)          Offer to Exchange, dated May 30, 2002.

(a)(2)          Form of Letter of Transmittal.

(a)(3)          Letter to Offerees, dated May 30, 2002.

(a)(4)          Form of Notice of Change in Election From Accept to Reject.

(a)(5)          Form of Notice of Change in Election From Reject to Accept.

(a)(6) Form of Checklist From Aldila's Human Resources Department for Employees.

(a)(7) Aldila, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (Filed with the Securities and Exchange Commission on April 9, 2002 and incorporated herein by reference).

(a)(8) Aldila, Inc. Definitive Proxy Statement on Schedule 14A (Filed with the Securities and Exchange Commission on April 10, 2002 and incorporated herein by reference).

(a)(9) Aldila, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 (Filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference).

(d)(1) Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated (Filed as attachment A-1 in the Company's 2000 Proxy Statement and registered on the Company's Form S-8 (Registration No. 333-57754) and incorporated herein by reference).

(d)(2)          Form of Incentive Stock Option Agreement pursuant to Option
                Plan.

(d)(3)          Form of Non-Qualified Stock Option Agreement pursuant to
                Option Plan.

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